Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Gilead Sciences, Inc. for the registration of $650,000,000 0.50% convertible senior notes due 2011, $650,000,000 0.625% convertible senior notes due 2013, and 16,916,510 shares of its common stock and to the incorporation by reference therein of our reports dated February 17, 2006, with respect to the consolidated financial statements and schedule of Gilead Sciences, Inc., Gilead Sciences, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Gilead Sciences, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/S/    ERNST & YOUNG LLP

Palo Alto, California

November 27, 2006